# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EON RESOURCES INC, CIK 0001842556
CUSIP: 40472A102
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: 3730 Kirby Drive, Suite 1200, Houston, Texas (TX), 77098
Date of event which requires filing of this statement: 09/30/2024
Amends the filing with accession number 0000312069-24-000002
Filed by CIK 0000312069

## Reporting persons
- Ramya Rao

## Item 1. Issuer
Name of issuer: EON RESOURCES INC
Address of issuer's principal executive offices: 3730 Kirby Drive

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect ofchanging or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with anomination under § 240.

## Signatures
- Ramya Rao: Ramya Rao, Director (11/14/2024)